1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated November 13, 2012

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐   No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2012/11/13

Chunghwa Telecom Co., Ltd.

	By:	/s/ Shu Yeh
	Name:	Shu Yeh
Title: Senior Vice President CFO

Exhibit

Exhibit	Description

1.	Announcement on 2012/10/18 : Chunghwa Telecom holds investor conference call for the third quarter of 2012 operation results

2.	Announcement on 2012/10/22 : The Company rents a building for IDC service from Chief Telecom Inc.

3.	Announcement on 2012/10/26 : To announce the differences between ROC GAAP and US GAAP for the first three quarters of 2012 financial statements

4.	Announcement on 2012/11/01 : Chunghwa Telecom participates in Morgan Stanley 11th Annual Asia Pacific Summit

5.	Announcement on 2012/11/12 : To announce the Company’s October 2012 revenues

6.	Announcement on 2012/11/12 : October 2012 sales